UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
INR 4,120,000,000 6.00% Notes due 4 May 2020 (to be consolidated and form a single
series with the Bank's INR 4,520,000,000 6.00% Notes due 4 May 2020 issued on 4 May
2017, the Bank's INR 3,750,000,000 6.00% Notes due 4 May 2020 issued on 30 May 2017,
the Bank's INR 1,605,000,000 6.00% Notes due 4 May 2020 issued on 5 September 2017
and the Bank's INR 1,640,000,000 6.00% Notes due 4 May 2020 issued on 16 October 2017)
(payable in U.S. dollars)
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 16 January 2018

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indian rupee ("INR") 4,120,000,000 6.00% Notes due 4 May 2020 (the "Notes") (to be consolidated and form a single series with the Bank's INR 4,520,000,000 6.00% Notes due 4 May 2020 issued on 4 May 2017, the Bank's INR 3,750,000,000 6.00% Notes due 4 May 2020 issued on 30 May 2017, the Bank's INR 1,605,000,000 6.00% Notes due 4 May 2020 issued on 5 September 2017 and the Bank's INR 1,640,000,000 6.00% Notes due 4 May 2020 issued on 16 October 2017) (payable in U.S. dollars) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 16 January 2018 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 16 January 2018 (the "Purchaser's Confirmation") provided by J.P. Morgan Securities plc ("J.P. Morgan") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.8042%[1]	Not applicable.	100.8042%[1]
Total	INR 4,153,133,040.00[1]	Not applicable.	INR 4,153,133,040.00[1]

[1] Plus 259 days' accrued interest on the principal amount of the Notes from and including 4 May 2017 to but excluding 18 January 2018, in the amount of INR 175,410,400.80, such that the aggregate proceeds to the Bank will be INR 4,328,543,440.89 (payable in U.S. dollars in the amount of USD 68,273,555.85).

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of listing the Notes and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Purchaser's Confirmation dated 16 January 2018.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Pricing Supplement dated 16 January 2018.

---

* Previously filed with the Securities and Exchange Commission on 17 July 2012.

J.P.Morgan

16 January 2018

To: European Bank for Reconstruction and Development

Attention: Giulia Franzutti

Dear Sirs,


European Bank for Reconstruction and Development
INR 4,120,000,000 6.00 per cent. Notes due 4 May 2020 (the "Notes") (to be consolidated and form a single series with the Issuer's INR 4,520,000,000 6.00 per cent. Notes due 4 May 2020 issued on 4 May 2017, the Issuer's INR 3,750,000,000 6.00 per cent. Notes due 4 May 2020 issued on 30 May 2017, the Issuer's INR 1,605,000,000 6.00 per cent. Notes due 4 May 2020 issued on 5 September 2017 and the Issuer's INR 1,640,000,000 6.00 per cent. Notes due 4 May 2020 issued on 16 October 2017) (payable in United States Dollars) issued pursuant to a Global Medium Term Note Programme


We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i)   We agree to pay:

        (a)   the fees and expenses of our legal advisers;

        (b)   the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisors to the Issuer in connection with the necessary United States filing;

        (c)   the upfront fees and expenses of the Agent and any paying agents;

        (d)   all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

        (e)   the cost of listing the Notes; and

        (f)   the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)   In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 will not apply in relation to this issue of Notes.

(iii)   In order to permit the Issuer to file with U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.


J.P. Morgan Securities plc
25 Bank Street, Canary Wharf, London, E14 5JP
Tel: +44 (0)20 7742 4000 • Fax: +44 (0)20 3493 1454

Registered in England & Wales No. 2711006. Registered Office 25 Bank Street, Canary Wharf, London, E14 5JP. Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority


The net proceeds of the issue are INR 4,328,543,440.89 (which, for the avoidance of doubt, will be paid in USD in the amount of USD 68,273,555.85) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "**Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(a) we (the "**Manufacturer**") acknowledge that we understand the responsibilities conferred upon us under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

(b) we note the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities plc



By: ....
       Authorised signatory

MiFID II product governance / Retail investors, professional investors and ECPs target market - Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU (as amended, "MiFID II"); and (ii) all channels for distribution of the Bonds are appropriate, subject to the distributor's suitability and appropriateness obligations under MiFID II, as applicable. The target market assessment does not indicate that the Notes are incompatible with the needs, characteristics and objectives of any particular client. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels, subject to the distributor's suitability and appropriateness obligations under MiFID II, as applicable.

For the purposes of this provision, the expression "manufacturer" means the Dealer.

European Bank for Reconstruction and Development (the "Issuer") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

PRICING SUPPLEMENT

16 January 2018

European Bank for Reconstruction and Development
INR 4,120,000,000 6.00 per cent. Notes due 4 May 2020 (the "Notes") (to be consolidated and form a single series with the Issuer's INR 4,520,000,000 6.00 per cent. Notes due 4 May 2020 issued on 4 May 2017, the Issuer's INR 3,750,000,000 6.00 per cent. Notes due 4 May 2020 issued on 30 May 2017, the Issuer's INR 1,605,000,000 6.00 per cent. Notes due 4 May 2020 issued on 5 September 2017 and the Issuer's INR 1,640,000,000 6.00 per cent. Notes due 4 May 2020 issued on 16 October 2017) (payable in United States Dollars) issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012. This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indian Rupee ("INR"), the lawful currency of the Republic of India, provided that all payments in respect of the Notes will be made in U.S. Dollars ("USD") only, in accordance with Annex A
2	Nominal Amount:	INR 4,120,000,000
3	Type of Note:	Fixed Rate

4	Issue Date:	18 January 2018
5	Issue Price:	100.8042 per cent. plus 259 days' accrued interest (INR 175,410,400.80) on the Nominal Amount from and including 4 May 2017 to but excluding the Issue Date.
6	Maturity Date:	4 May 2020, subject to the Price Source Disruption Event and the fall back provisions in the Annex A hereto.
7	Fungible with existing Notes:	Yes

The Notes will be consolidated and form a single series with the Issuer's INR 4,520,000,000 6.00 per cent. Notes due 4 May 2020 issued on 4 May 2017, the Issuer's INR 3,750,000,000 6.00 per cent. Notes due 4 May 2020 issued on 30 May 2017, the Issuer's INR 1,605,000,000 6.00 per cent. Notes due 4 May 2020 issued on 5 September 2017 and the Issuer's INR 1,640,000,000 6.00 per cent. Notes due 4 May 2020 issued on 16 October 2017 as at the Issue Date

FORM OF THE NOTES

8		Form of Note:	Registered
9		New Global Note:	No
10		Specified Denomination(s):	INR 100,000
11		Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	4 May 2017
	Fixed Rate Notes:	
16	(a) Fixed Rate(s) of Interest:	6.00 per cent. per annum payable annually in arrear. For the avoidance of doubt, an amount equal to INR 6000.00 per Specified Denomination (the "Fixed Interest Amount") shall be payable on each Fixed Interest Date, provided that the Fixed Interest Amount shall be payable in USD, as further described in the Annex A hereto.
	(b) Fixed Interest Date(s):	4 May in each year from and including 4 May 2018 up to and including the Maturity Date, subject to adjustment for payment purposes in accordance with the Business Day Convention specified below (subject to the provisions set out in Annex A hereto).
	(c) Initial Broken Amount per Specified Denomination:	Not Applicable
	(d) Final Broken Amount per Specified Denomination:	Not Applicable
	(e) Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f) Business Day Convention:	Modified Following Business Day Convention
	(g) Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Mumbai shall be the principal financial centre). Singapore, London, and New York City shall be additional business centres.
	(h) Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies, subject to the provisions set out in Annex A hereto.
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination, subject to the provisions set out in Annex A hereto.
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in Annex A hereto.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s)	None
30	Additional selling restrictions:	The Republic of India:

The Dealer acknowledges that the Offering Circular will not be registered as a prospectus with the Registrar of Companies in the Republic of India and the Notes will not be offered or sold in the Republic of India. Neither the Notes nor the Offering Circular nor any other offering document or material relating to the Notes shall be marketed or sold, directly or indirectly, in the Republic of India to any person who may be a resident or non-resident; or outside the Republic of India to any person who is a resident of the Republic of India. The Notes shall not be sold to any entity that is regulated by the Indian government or political subdivision thereof; any department, agency or body of the Indian government or political subdivision thereof; any regulatory authority, including the Reserve Bank of India and the Securities Exchange Board of India and such entity is not entering into any contract where it may derive any ownership or economic or any other interest from or in such Notes.

31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	160253479
	ISIN Code:	XS1602534791
	CUSIP Number:	Not Applicable
34	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange.
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
36	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
37	Total Commissions:	None

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 18 January 2018, or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Retail investors, professional investors and ECPs target market". Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.

(as Agent)

PART B – OTHER INFORMATION

1	**LISTING**	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 18 January 2018 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
		The Notes are to be consolidated and form a single series with the Issuer's INR 4,520,000,000 6.00 per cent. Notes due 4 May 2020 issued on 4 May 2017, the Issuer's INR 3,750,000,000 6.00 per cent. Notes due 4 May 2020 issued on 30 May 2017, the Issuer's INR 1,605,000,000 6.00 per cent. Notes due 4 May 2020 issued on 5 September 2017 and the Issuer's INR 1,640,000,000 6.00 per cent. Notes due 4 May 2020 issued on 16 October 2017.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4   **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be INR 4,328,543,440.89 but payable in USD in the amount of USD 68,273,555.85) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	INR 4,328,543,440.89 (which, for the avoidance of doubt, will be paid in USD in the amount of USD

68,273,555.85)

| | (iii) | Estimated total expenses: | £10,000 |

5 **YIELD**

Indication of yield: 5.60 per cent. per annum

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6 **HISTORIC INTEREST RATES**

Not Applicable

7 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Certain historical information in respect of the USD/INR foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/INR foreign exchange rate. Information in respect of the USD/INR foreign exchange rate can also be found on Bloomberg.

Annex A

Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount per Specified Denomination

The Final Redemption Amount or the Early Redemption Amount, as applicable, per Specified Denomination will be payable in USD on the Maturity Date or the Early Redemption Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Specified Denomination x (1/Reference Rate on the applicable Rate Fixing Date) rounded to the nearest USD with USD 0.5 being rounded up

The Fixed Interest Amount per Specified Denomination will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Fixed Interest Amount x (1/Reference Rate on the applicable Rate Fixing Date) x Day Count Fraction rounded to the nearest USD with USD 0.5 being rounded up

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount, the Early Redemption Amount and the Fixed Interest Amount payable per Specified Denomination on the Maturity Date, the Early Redemption Date and/or relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than four (4) Business Days prior to the Maturity Date, Early Redemption Date and/or relevant Fixed Interest Date (as applicable).

If the Reference Rate is not available for any reason on Reuters page "RBIB" or on any successor page on any Rate Fixing Date, then the Calculation Agent shall determine that a price source disruption event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five (5) Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Early Redemption Date (as defined below) or the Postponed Maturity Date (as defined below), as the case may be. If on the tenth (10th) Business Day following the original Rate Fixing Date the Reference Rate on the Reuters page "RBIB" (or successor page) is still unavailable then the Reference Rate shall be the average of such firm quotes (expressed as the number of INR per one USD) from four (4) Reference Dealers as the Calculation Agent is able to obtain for the sale of INR and the purchase of USD at or about 1:30 p.m. hours Mumbai time on the Rate Fixing Date for settlement two (2) Mumbai Business Days thereafter, provided, however that if fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if none of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, Singapore and Mumbai.

"**Calculation Agent**" means J.P. Morgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation

Agent on 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to the JP Morgan Chase Bank,N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement.

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Conditions 5(d) and 9.

"**Mumbai Business Day**" means a day on which commercial banks are open for business including dealings in a foreign exchange in accordance with the market practice of the foreign exchange market) in Mumbai.

"**Postponed Early Redemption Date**" means the tenth (10th) Business Day following the Early Redemption Date (if any).

"**Postponed Fixed Interest Date**" means the tenth (10th) Business Day following the originally scheduled Fixed Interest Date.

"**Postponed Maturity Date**" means the tenth (10th) Business Day following the originally scheduled Maturity Date.

"**Rate Fixing Date**" means the date which is five (5) Business Days prior to the applicable Fixed Interest Date, Early Redemption date (if any) or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the tenth (10th) Business Day following the original Rate Fixing Date.

"**Reference Dealers**" means leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

"**Reference Rate**" means the INR/USD Reference Rate expressed as the amount of Indian Rupees per one United States Dollar, for settlement in two (2) Mumbai Business Days as published by the Reserve Bank of India on the Reuters page "RBIB" (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate) on or about 1:30 p.m. hours Mumbai time on the applicable Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/INR foreign exchange rate since January 2005.

Period	High	Low
January 2005 – December 2005	46.31	43.18
January 2006 – December 2006	46.88	44.12
January 2007 – December 2007	44.66	39.28
January 2008 – December 2008	50.29	39.27
January 2009 – December 2009	51.97	46.09
January 2010 – December 2010	47.70	44.11
January 2011 – December 2011	53.72	44.08
January 2012 – December 2012	57.16	48.70
January 2013 – December 2013	68.85	53.13
January 2014 – December 2014	63.68	58.46
January 2015 – December 2015	67.10	61.41
January 2016 – December 2016	68.78	66.14
January 2017 – December 2017	68.33	63.5825

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE DEALER MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALERNOR ANY OF THEIR AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE

INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE
UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.